Exhibit 99.1

Concord Medical Schedules 2018 Annual Meeting of Shareholders

BEIJING, December 7, 2018 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading cancer hospital operations management solutions provider and operator of a network of radiotherapy and diagnostic imaging centers in China, today announced that it will hold its 2018 annual general meeting of shareholders on December 29, 2018, at 10:00 a.m. (Beijing Time). The meeting will be held at 18/F, Tower A, Global Trade Center, 36 North 3rd Ring Road East, Dongcheng District, Beijing, China. The shareholder record date is December 17, 2018. No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will be convened for shareholders who are entitled to vote to discuss Company affairs with management. Concord Medical’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, containing the Company’s audited financial statements for the financial year ended December 31, 2017, is available in the Investor Relations section of the Company’s website at http://ir.ccm.cn. The Form 20-F is also available on the SEC’s website at http://www.sec.gov.

In October 2018, Bluestone Holdings Limited (“Bluestone”), a company indirectly wholly owned by Dr. Zheng Cheng, transferred its shares in Morgancreek Investment Holdings Limited (“Morgancreek”) (which in turn held shares in Concord Medical) to companies wholly owned by Mr. Hao Zhou and Ms. Bi Zhang, the spouse of Mr. Jianyu Yang, respectively. On the same day, all the Class A Ordinary Shares of Concord Medical held by Morgancreek were converted into Class B Ordinary Shares of Concord Medical. Morgancreek transferred 7,500,000 Class B Ordinary Shares of Concord Medical to Bluestone. Upon completion of these transactions, Mr. Zhou and Ms. Zhang indirectly hold 30% and 70% shares of Morgancreek, respectively, and Dr. Cheng holds shares of Concord Medical through Bluestone. As of the date of this announcement, Morgancreek holds 38,287,948 Class B Ordinary Shares and 4,660,976 American Depositary Shares of Concord Medical, each representing three Class A ordinary shares, and Bluestone holds 7,500,000 Class B Ordinary Shares of Concord Medical. As of the date of this announcement, the Company has 84,368,529 Class A Ordinary Shares and 45,787,948 Class B Ordinary Shares issued and outstanding. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2018, the Company operated a network of 30 centers with 21 hospital partners that spanned 21 cities and 14 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.ccm.cn.

For more information, please contact:

Concord Medical Services

Mr. Edward Zhang(Chinese and English)

+86 10 5903 6688 (ext. 608)

zhongchen.zhang@ccm.cn